July 11, 2011

Mr. H. Roger Schwall

U. S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Martin Marietta Materials, Inc.

Dear Mr. Schwall:

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comment of the Staff of the Commission (the “Staff”) contained in your letter dated June 27, 2011 regarding the Company’s Form 10-K for fiscal year ended December 31, 2010 filed February 25, 2011 (the “10-K”) and Schedule 14A filed April 8, 2011 (the “Schedule 14A”). The Company’s response to the Staff’s comment is set forth below under “RESPONSE” and corresponds to the numbered comment in the Staff’s letter, which is also included below.

Please note that in both the reviewed filings and in our responses below, the Company has provided information related to management’s sensitivity analysis that management believes is helpful to the reader and makes the Company’s financial statements more transparent, but is not indicative of management’s judgment as to the materiality of such information.

COMMENTS AND RESPONSES

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Consolidated Financial Statements

Notes to Financial Statements

Note N – Commitments and Contingencies, page 32

Mr. H. Roger Schwall

July 11, 2011

1.	We note your disclosure stating that it is unlikely that the outcome of any litigation and other proceedings will have a material adverse effect on the results of your operations, cash flows or financial position. Please revise to clarify your use of the term “unlikely” and tell us how you considered the guidance regarding contingencies per FASB ASC 450-20-25-1. In addition, please provide additional information quantifying your ultimate exposure (i.e., the estimated loss or range of loss that is reasonably possible) or provide a statement that such an estimate cannot be made.

RESPONSE TO COMMENT 1:

The Company’s management continuously monitors the status of outstanding litigation and other loss contingencies and, for each instance, assesses whether it believes a material adverse outcome is remote, reasonably possible or probable. Management’s assessment of outstanding litigation and other loss contingencies is updated as additional information becomes available. If a loss contingency is assessed as reasonably possible or probable, management determines whether the loss or range of loss can be reasonably estimated. Management’s loss estimate also reflects the Company’s insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims. The Company’s deductibles under these insurance policies, which range from $250,000 to $3,000,000 (disclosed on page 33), limit its loss exposure on these claims. Based on its evaluation, which considers the loss limits on claims covered by insurance, management does not believe it is either reasonably possible or probable that the Company will incur a material loss related to its contingencies, either individually or in the aggregate. Based on this assessment and conclusion, the Company will revise its disclosure prospectively as follows:

The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently-available facts, it is remote that the ultimate outcome of any litigation and other proceedings will have a material adverse effect on the overall results of the Company’s operations, its cash flows or its financial position.

Please let us know if you need any additional information or if you would like to discuss any of these matters further. You can contact me directly at (919) 783-4603.

Sincerely,

/s/ Roselyn R. Bar

Roselyn R. Bar
Senior Vice President, General Counsel & Corporate Secretary

c:	Suying Li
Ethan Horowitz